[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1131

CyrusOne Inc.

Amendment No. 4 to Registration Statement on Form S-11

File No. 333-183132

November 26, 2012

Dear Ms. Gowetski:

CyrusOne Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-11 (File No. 333-183132) (the “Registration Statement”). This letter, together with Amendment No. 4, sets forth the Company’s responses to the comments contained in your letter dated November 20, 2012, relating to the Registration Statement. Four clean copies of Amendment No. 4 and four copies that are marked to show changes from Amendment No. 2 to the Registration Statement, filed on November 7, 2012, are enclosed for your convenience along with three copies of this letter. Page references in the responses are to pages in the marked copy of Amendment No. 4.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 4 of the requested disclosure.

Our Portfolio, page 2

1.	We note your response to comment 1 of our comment letter dated October 25, 2012. Please revise your disclosure on page 106 to clarify that you do not own 14 buildings in which your data centers are located as well as revise footnote (b) on pages 3 and 106, or elsewhere as appropriate, to briefly explain why your annualized effective rent is greater than your annualized rent.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 106 of Amendment No. 4 to clarify that it does not own 14 buildings in which its data centers are located. The Company has also revised the disclosure appearing on pages 3 and 107 of Amendment No. 4, and elsewhere in the document as appropriate, to explain why the Company’s annualized effective rent is greater than its annualized rent.

2.	We note your response to comment 2 of our comment letter dated October 25, 2012. Please revise footnote (b) to clarify, if true, that “reimbursements” relate to separately metered power leases.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 3 of Amendment No. 4, and elsewhere in the document as appropriate, to provide the requested clarification.

Distribution Policy, page 51

3.	We note your response to comment 5. We also note that you have disclosed on page 111 that you anticipate recurring building improvements to be approximately $5 million for 2012. Please factor the additional capital expenditures anticipated in 2012 into your estimated provision for recurring capital expenditures in the distribution table on page 52.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 53 of Amendment No. 4 to factor the additional capital expenditures anticipated in 2012 into the Company’s estimated provision for recurring capital expenditures.

4.	Please expand footnote (c) to show your calculation of net increases (decreases) in contractual rent income, similar to the computation shown in footnote (d).

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 52 of Amendment No. 4 to provide the requested information.

Capitalization, page 55

5.	Please tell us why related party notes payable is $619 million in your capitalization table as of September 30, 2012, but is only $612 million on your condensed combined balance sheet as of that date.

The Company notes the Staff’s comment and respectfully advises the staff that the related party notes payable amount of $619 million appearing on the Company’s capitalization table represents the aggregate amount of related party notes payable outstanding on behalf of the Predecessor, as well as the Company since its formation on July 31, 2012. The Company respectfully directs the Staff to its disclosure on page F-4 of Amendment No. 4, which indicates that the Company had $6.9 million of related party notes payable outstanding as of September 30, 2012, while the Predecessor had $612.1 million outstanding as of that date, the sum of which corresponds to the $619 million figure disclosed on the Company’s capitalization table.

Please contact the undersigned at (212) 474-1131, or, in my absence, Daniel A. O’Shea at (212) 474-1792 or John C. Duffy at (212) 474-1408, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Ms. Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Encls.

FEDERAL EXPRESS

Copy w/encls., to:

Ms. Kristi Marrone, Staff Accountant

Mr. Daniel Gordon, Accounting Branch Chief

Ms. Folake Ayoola, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mr. Gary J. Wojtaszek, President and Chief Executive Officer

CyrusOne Inc.

1649 West Frankford Road

Carrollton, TX 75007